SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.       )*

IMPRIMIS PHARMACEUTICALS, INC.

(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

45323A 102

(CUSIP Number)

Dr. Robert J. Kammer

C/O Imprimis Pharmaceuticals, Inc.

437 S. Highway 101, Suite 209

Solana Beach, CA 92075

858-433-2800

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 12, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box        .

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 45323A 102		13D
1		NAMES OF REPORTING PERSONS Dr. Robert J. Kammer
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) . (b) .
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO1
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) .
6		CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,773,627[2]
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,773,627[2]
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,773,627[2]
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) .
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 15.9%[3]
14		TYPE OF REPORTING PERSON (see instructions) IN

1 The shares of Common Stock beneficially owned by Dr. Kammer were acquired with (a) the working capital of DermaStar and upon the distribution of such shares from DermaStar to Dr. Kammer in his capacity as a member of DermaStar, or (b) the personal funds of Dr. Kammer.

2 Consists of (a) 23,206 shares of Common Stock held by Dr. Kammer; (b) 4,434,254 shares of Common Stock distributed to Dr. Kammer by DermaStar on July 12, 2012; (c) 44,444 shares of Common Stock issuable to Dr. Kammer as of the date of the filing of this Statement as compensation for services performed under his Advisory Agreement; (d) 76,410 shares of Common Stock issuable upon exercise of the Kammer Warrant, which is exercisable within 60 days after the date of this Statement; (e) 1,563 shares of Common Stock issuable upon exercise of the 2007 Warrant, which is exercisable within 60 days after the date of this Statement; and (f) options to purchase 193,750 shares of Common Stock held by Dr. Kammer and exercisable within 60 days after the date of the filing of this Statement.

3 Calculated based on 30,012,380 shares of Common Stock, as follows: (a) 29,696,213 shares of Common Stock outstanding as of July 16, 2012, as reported in the Registration Statement on Form S-1 filed by the Issuer on July 25, 2012; (b) 44,444 shares of Common Stock issuable to Dr. Kammer as of the date of the filing of this Statement as compensation for services performed under his Advisory Agreement; (c) 76,410 shares of Common Stock issuable to Dr. Kammer upon exercise of the Kammer Warrant, which is exercisable within 60 days after the date of this Statement; (d) 1,563 shares of Common Stock issuable upon exercise of the 2007 Warrant, which is exercisable within 60 days after the date of this Statement, and (e) options to purchase 193,750 shares of Common Stock held by Dr. Kammer and exercisable within 60 days after the date of the filing of this Statement.

Item 1.

Security and Issuer

This Schedule 13D (the “Statement”) is filed with respect to the common stock, par value $0.001 (the “Common Stock”), of Imprimis Pharmaceuticals, Inc., a Delaware corporation (the “Issuer,” and formerly known as Transdel Pharmaceuticals, Inc.).  The principal executive offices of the Issuer are located at 437 S. Highway 101, Suite 209, Solana Beach, CA 92075.

Item 2.

Identity and Background.

(a)

This Statement is being filed by Dr. Robert J. Kammer, an individual.

(b)

The business address of each of Dr. Kammer is C/O Imprimis Pharmaceuticals, Inc., 437 S. Highway 101, Suite 209, Solana Beach, CA 92075.

(c)

Dr. Kammer is the Chairman of the Board of Directors of the Issuer.

(d)

During the past five years, Dr. Kammer has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the past five years, Dr. Kammer was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Dr. Kammer is a citizen of the United States of America.

Item 3.

Source and Amount of Funds or Other Consideration.

The information set forth under Item 4 and Item 6 is incorporated in this Item 3 by reference.

In September 2007, Dr. Kammer acquired 6,250 shares of Common Stock and a warrant to purchase 1,563 shares of Common Stock (the “2007 Warrant”) in a private transaction with the Issuer, which were acquired for the aggregate amount of $100,000, using Dr. Kammer’s personal funds.  In May 2008, Dr. Kammer acquired 7,500 shares of Common Stock in an open market transaction, for an aggregate purchase amount of $85,420, using Dr. Kammer’s personal funds.  In June 2009, Dr. Kammer acquired 5,625 shares of Common Stock in an open market transaction, for an aggregate purchase amount of $39,348, using Dr. Kammer’s personal funds.  In June 2011, Dr. Kammer acquired 3,831 shares of Common Stock in an open market transaction, for an aggregate purchase amount of $4,588, using Dr. Kammer’s personal funds.

Item 4.

Purpose of Transaction.

On July 12, 2012, DermaStar International, LLC (“DermaStar”) distributed to its members and to certain additional individuals all shares of the Issuer’s Common Stock held of record by DermaStar as of that date (the “Distribution Transaction”), which consisted of the following: (a) 7,498,500 shares of Common Stock issued upon DermaStar’s conversion of ten (10) shares of Series A Preferred Stock of the Issuer pursuant to the terms of a Conversion Agreement dated June 29, 2012 between DermaStar and the Issuer, (b) an additional 8,240,045 shares of Common Stock held by DermaStar, and (c) a warrant issued to DermaStar on April 25, 2012 to purchase 241,308 shares of Common Stock (the “DermaStar Warrant”).  Pursuant to the Distribution Transaction, effective July 12, 2012, Dr. Kammer, in his capacity as a member of DermaStar, received from DermaStar (i) 4,434,254 shares of Common Stock, and (ii) a warrant to purchase 76,410 shares of Common Stock (the “Kammer Warrant”), representing the portion of the DermaStar Warrant distributed to Dr. Kammer.

Dr. Kammer holds the shares of Common Stock, and rights to acquire shares of Common Stock, as reported in this Statement for general investment purposes.  Dr. Kammer may, from time to time, acquire additional shares of Common Stock or other securities of the Issuer, in his capacity as a director and advisor of the Issuer or otherwise, or engage in discussions with the Issuer concerning investments in the Issuer.  Dr. Kammer intends to review his ownership of Common Stock on a continuing basis and, depending upon the price and availability of shares of Common Stock, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to Dr. Kammer, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of his holdings of the Issuer’s Common Stock.

Except as set forth in this Item 4 and in Item 6, as of the date of the filing of this Statement, Dr. Kammer does not have any plan or proposal that relates to or would result in any of the transactions enumerated in sub-items (a)—(j) of Item 4 of Schedule 13D.

Item 5.

Interest in Securities of the Issuer.

(a)

Dr. Kammer is the direct beneficial owner of 4,773,627 shares of Common Stock, representing 15.9% of the Common Stock of the Issuer and consisting of the following: (i) 4,457,460 shares of Common Stock, (ii) 44,444 shares of Common Stock issuable to Dr. Kammer as of the date of the filing of this Statement as compensation for services performed under his Advisory Agreement, (iii) 12,066 shares of Common Stock underlying the Kammer Warrant, which is exercisable within 60 days after the date after this Statement, (iv) 1,563 shares of Common Stock underlying the 2007 Warrant, which is exercisable within 60 days after the date of this Statement, and (v) options to purchase 425,000 shares of Common Stock, 193,750 of which are exercisable within 60 days after the date of the filing of this Statement.

(b)

Dr. Kammer has the sole power to vote or direct the vote and sole power to dispose or direct the disposition of 4,773,627 shares of Common Stock (including rights to acquire Common Stock).  Dr. Kammer has shared power to vote or direct the vote and shared power to dispose or direct the disposition of zero shares of Common Stock (including rights to acquire Common Stock).

(c)

Except as reported herein, Dr. Kammer has not effected any transactions in the Issuer’s securities within the past 60 days.

(d)

Not applicable.

(e)

Not applicable.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Effective on April 1, 2012, the Issuer and Dr. Kammer entered into an advisory agreement (the “Advisory Agreement”), pursuant to which Dr. Kammer has agreed provide certain services to the Company in addition to his services as a director of the Issuer.  The Advisory Agreement is to terminate on the earlier of the completion of the services or the second anniversary of the agreement.  Under the terms of the Advisory Agreement, Dr. Kammer is to be compensated $10,000 per month in the form of Common Stock based on $0.90 price per share being allocated to each dollar of payment due to Dr. Kammer, and upon the completion of a financing transaction resulting in not less than $15,000,000 to the Issuer, Dr. Kammer may unilaterally choose to be paid in either cash or Common Stock based on the same $0.90 price per share allocation.  Dr. Kammer and the Issuer have agreed that the Common Stock issuable to Dr. Kammer as compensation under the Advisory Agreement is to be accrued and issued on a quarterly or annual basis; accordingly, 44,444 shares of Common Stock are issuable to Dr. Kammer as of the date of the filing of this Statement as compensation for services that he has performed under the Advisory Agreement, but no such shares have been issued to Dr. Kammer as of the date of this Statement.  As additional compensation under the Advisory Agreement, on April 1, 2012 pursuant to the terms of the Imprimis Pharmaceuticals, Inc. 2007 Stock Incentive and Awards Plan (the “Plan”), Dr. Kammer was granted an option to purchase up to 300,000 shares of Common Stock at an exercise price of $0.90.  The option has a five-year term and vests over a two-year period, with 75,000 shares vesting immediately upon issuance and an additional 9,375 shares vesting on each monthly anniversary over a two year period beginning on May 1, 2012. A copy of the Advisory Agreement is attached as an exhibit to the Issuer’s Current Report on Form 8-K filed on April 27, 2012 and is hereby incorporated in its entirety by reference. The foregoing description of the terms of the Advisory Agreement is qualified in its entirety by reference to such exhibit.

Also on April 1, 2012, the Issuer’s Board of Directors appointed Dr. Robert Kammer as Chairman of the Board, and the Issuer issued to each member of its Board of Directors, including Dr. Kammer, an option to purchase up to 125,000 shares of Common Stock at an exercise price of $0.90 pursuant to the Plan.  Each such option has a five-year term and vests quarterly over a one-year period, with the initial 31,250 shares vesting on June 30, 2012, an additional 31,250 shares vesting on September 30, 2012, an additional 31,250 shares vesting on December 31, 2012 and the final 31,250 shares vesting on March 31, 2013.

The shares underlying the options described in this Item 6 total 425,000 options, 193,750 of which are exercisable by Dr. Kammer within 60 days after the date of the filing of this Statement.

On July 18, 2012, the Issuer granted to Dr. Kammer, in connection with his services as a consultant and advisor to the Company, 200,000 restricted stock units (“RSUs”) outside of the Plan, pursuant to a Stand-alone Restricted Stock Unit Agreement. The RSUs are subject to certain performance-based vesting criteria, such that all 200,000 RSUs will vest when the Company meets the primary endpoints of its Phase III clinical studies for its drug candidate, Impracor.  Accordingly, none of the RSUs vest within 60 days after the date of this Statement.  The RSUs vest in full upon a change in control of the Company.

Item 7.

Material to be Filed as Exhibits.

Exhibit 1

Warrant, dated July 12, 2012, issued to Dr. Robert J. Kammer by Imprimis Pharmaceuticals, Inc.

Exhibit 2

Advisory Agreement, effective as of April 1, 2012, by and between Imprimis Pharmaceuticals, Inc. and Dr. Robert Kammer (incorporated herein by reference to Exhibit 10.4 to the Current Report on Form 8-K of Imprimis Pharmaceuticals, Inc. filed with the Securities and Exchange Commission on April 27, 2012).

Exhibit 3

Stand-alone Restricted Stock Unit Agreement, dated as of July 18, 2012, by and between Imprimis Pharmaceuticals, Inc. and Dr. Robert Kammer (incorporated herein by reference to Exhibit 10.41 to the Registration Statement on Form S-1 of Imprimis Pharmaceuticals, Inc. filed with the Securities and Exchange Commission on July 25, 2012).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 9, 2012

ROBERT J. KAMMER

/s/ Robert J. Kammer

By: Dr. Robert J. Kammer, an individual